Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

March 10, 2014

CONFIDENTIAL

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Suzanne Hayes

Re:                             Virtu Financial, Inc.
Registration Statement on Form S-1
Submitted February 12, 2014
CIK No. 0001592386

Ladies and Gentlemen:

On behalf of our client, Virtu Financial, Inc., a Delaware corporation (the “Company”), we hereby submit the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, in electronic form, marked to indicate changes from the Registration Statement as originally submitted for confidential review to the Securities and Exchange Commission (the “Commission”) on February 12, 2014.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Suzanne Hayes, dated March 4, 2014 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, except for page references appearing in the headings and Staff comments below (which are references to the draft Registration Statement on Form S-1 submitted on February 12, 2014), all page references herein correspond to the page of the accompanying Registration Statement and to the prospectus included therein.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3025 or Noah A. Gold at (212) 373-3495.

The Company has asked us to convey the following as its responses to the Staff:

General

1.                                      We note the memo from your general counsel regarding the technical expertise of your management team and other market participants’ interest in your technology.  This memo does not support your claim that your technology provides you with a competitive advantage.  Please provide comparative information about your technology versus your competitors or review the references to the competitive advantage.

Response to Comment 1

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 3, 4, 7, 33 101 and 104 of the Registration Statement.

2.                                      We note your response to comment 5.  However, we disagree with your conclusion and read the requirement more broadly.  Please provide a discussion of the material tax matters and tax opinion.  Alternatively, provide an analysis supporting your determination that a reasonable investor is not likely to attach importance to your ongoing tax benefits, including the effects of favorable tax basis adjustments; the favorable tax attributes related to the future exchanges by the Virtu Post-IPO Members; and the future depreciation and amortization deductions attributable to the acquisition of interests, in determining whether to purchase your shares.

Response to Comment 2

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 160 and 161 of the Registration Statement.  In addition, the Company will file an opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP with respect to the tax matters set forth under “Material U.S. Federal Tax Considerations.”

Cover Page

3.                                      We note that TJMT Holdings LLC, whom you refer to as the Founder Post-IPO Member, will hold all of the company’s issued and outstanding Class D common stock after the offering and will control most of the voting power of the company’s common stock. However it was disclosed within the Draft Registration Statement on Form S-1 submitted on December 26, 2013 that Virtu Holdings LLC would hold such shares and have controlling voting power over the company.  Please explain this change, and to the extent Virtu Holdings LLC changed its name to TJMT Holdings LLC, please clarify that fact for us.

Response to Comment 3

Virtu Holdings LLC changed its name to TJMT Holdings LLC on January 31, 2014, and the Company revised the Registration Statement on Form S-1 submitted February 12, 2014 to reflect this change.

The Offering, page 14

4.                                      We note that you intend to issue Class B shares under your 2014 Management Incentive Plan.  Please indicate that here and elsewhere where appropriate.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 14 and 148 of the Registration Statement.  Please note that there will not be any shares of Class B common stock outstanding immediately following this offering, but the Company expects to grant stock options and restricted stock units with respect to shares of Class B common stock in connection with this offering under the 2014 Management Incentive Plan.

Notes to Unaudited Pro Forma Financial Information, page 71

5.                                      We note your response to prior comment 23.  We note your confirmation that the pro forma adjustments demonstrate the reclassification of all of the existing equity interests in Virtu Financial into Virtu Financial Units as well as the subscription and purchase by the Virtu Post-IPO Members of Class C common stock and Class D common stock.  Please tell us the pro forma adjustment that these transactions are reflected in.  To the extent that such transactions are intended to be reflected in pro forma adjustment (e), please revise the description of this adjustment to reflect that fact.

Response to Comment 5

The reclassification of all of the existing equity interests in Virtu Financial into Virtu Financial Units as well as the subscription and purchase by the Virtu Post-IPO Members of Class C common stock and Class D common stock are reflected in pro forma adjustment (e).  The Registration Statement has been revised in response to the Staff’s comment.  Please see page 71 of the Registration Statement.

6.                                      We note from your disclosure that pro forma adjustment (e) gives effect to the reclassification of Class A-1 and A-2 redeemable membership interest into shares of Class A common stock and Virtu Financial Units with corresponding shares of

Class C common stock.  However, the Statement of Financial Condition on page F-5 reflects that only Class A-1 interests are redeemable.  Please explain the nature of your Class A-2 redeemable interest and how such interests are accounted for in Virtu Financial LLC’s historical financial statements or revise your disclosure accordingly.

Response to Comment 6

Virtu Financial’s Class A-2 interests are not redeemable.  The Registration Statement has been revised in response to the Staff’s comment.  Please see page 71 of the Registration Statement.

7.                                      Refer to the last bullet point on page 52.  We note that in connection with the merger with Silver Lake Corp the company will issue shares of its Class A common stock to the Silver Lake Post-IPO Stockholder.  Please tell us in which pro forma adjustment this transaction is being reflected in or revise your disclosure accordingly.

Response to Comment 7

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 71 of the Registration Statement.  The Company has included new pro forma adjustment (f), which reflects adjustments to give effect to the merger of Silver Lake Corp with Virtu Merger Sub, a subsidiary of the Company, in which the Company will acquire Virtu Financial Units in exchange for issuing shares of its Class A common stock, and rights to receive payments under a tax receivable agreement, to the Silver Lake Post-IPO Stockholder.  The Company has also revised pro forma adjustment (c) to reference the foregoing transactions.

8.                                      We note your response to prior comment 28.  As previously requested, please reference pro forma adjustment (f) to all financial statement line items that will be impact by the receipt and use of proceeds from this offering.  For example, the financial statement line item, “Class A common stock”, on the Unaudited Pro Forma Condensed Statement of Financial Condition on page 70 should also reference pro forma adjustment (f) as it will be impact by the issuance of Class A common stock from this offering as well as the purchase of Class A common stock from the Silver Lake Post-IPO Stockholder.

Response to Comment 8

The Registration Statement has been revised in response to the Staff’s comment.  The applicable pro forma adjustment, now pro forma adjustment (g), is now referenced to all financial statement line items that will be impacted by the issuance of Class A common stock in this offering and the receipt and use of proceeds in respect thereof, including the financial statement line item, “Class A common stock.”  Please see page 69 of the Registration Statement.

Executive Compensation, page 118

Outstanding Equity Awards at Fiscal Year End, page 119

9.                                      We note your disclosure that the fair market values disclosed in the table for both the Class B interests and Class A-2 profits interests are after marketability discounts.  Please disclose the amount of the marketability discount (or percentage) applied to each set of awards along with the basis used to determine the level of the discount.

Response to Comment 9

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 122 and 123 of the Registration Statement.

Audited Consolidated Financial Statements for the Years Ended December 31, 2012 and 2011

Notes to Condensed Consolidated Financial Statements, page F-47

Note 8 —  Borrowings, page F-60

Short-Term Credit Facilities, page F-60

10.                               We note your response to prior comment 42.  You have indicated that the company has met all of the conditions within ASC 210-20-45-1 to support the netting of the outstanding principal balance on both your short-term credit facilities entered with receivables from broker-dealers and clearing organizations in the statements of financial condition.  In regards to the condition set forth in ASC 210-20-45-1(c), you stated the Company intends to set off the offsetting amounts, if applicable.  Explain to us your intent to set off such amounts, and why you characterized it as “if applicable.” Refer to ASC 210-20-45-4 through 45-5.

Response to Comment 10

The Company has advised us that it intends to set off the offsetting amounts and that the characterization of such intent as “if applicable” was unintentional.

Note 10 —  Derivative Instruments, page F-65

11.                               We note your table summarizing the gain impact that derivative instruments not designated as hedging instruments had on your trading income for the years ended December 31, 2012 and 2011.  Specifically, we note that for 2011, your total trading income, net on your consolidated financial statements was $449,360, yet the gain impact from non-hedging derivatives represented $902,328, or more than double your entire trading income for 2011, and indicating that your trading income, net contained more than $453 million of trading losses, net for 2011.  Similarly, we note that for 2012, non-hedging derivatives represented your $285,773 or 49% of your total trading income, net on consolidated financial statements.  Please respond to the following:

•                  Revise your discussion in Management’s Discussion & Analysis to discuss the significant drivers of your trading income, net, as well as the products that led to substantial losses during 2011.  For example, your disclosures on pages 76 do not give the impression that only certain products resulted in trading income during 2011, and that certain other products had to result in substantial losses.

•                  Tell us, and revise your disclosures to discuss, how such significant trading losses could have resulted during 2011 in light of your disclosures that trading income, net represents revenues earned from bid/ask spreads, is highly diversified by asset class and geography, and is comprised of small amounts earned on millions of trades on various exchanges.

•                  As a related matter, given the substantial trading income, net, recognized from non- hedging derivatives during 2012 and 2011, please revise your disclosure to highlight the fact that substantial trading losses or gains could result from your strategies.  In this regard, these large trading gains/losses appear to be inconsistent with some of your disclosures throughout the filing that describe that you are “market neutral,” “do not speculate,” and your “strategies are designed to lock in returns through precise and nearly instantaneous hedging, as you seek to eliminate the price risk in any positions held.”

Response to Comment 11

The Company has advised us that it believes that Note 10, “Derivative Instruments,” requires it to present the fair value amounts of the Company’s derivative instruments on a gross basis as well as the amount of the gains and losses impact of derivatives not qualifying as hedging instruments under ASC 815.

As described in the Registration Statement, the Company’s business is that of a technology enabled market maker.  The Registration Statement has been revised in response to the Staff’s comment to more clearly explain that the Company’s “trading income, net” includes trading income earned from the differences between prices at which the Company purchases or sells instruments versus the price at which the Company sells or purchases economically equivalent instruments, or “bid/ask spreads.” Please see pages 76 and 77 of the Registration Statement.  Economically equivalent instruments means instruments that are of a different security type (i.e. an S&P 500 ETF equity security and an S&P 500 futures contract) but are designed to reflect or track the same underlying fundamental asset. The Company’s “trading income, net” results from market making gains and losses associated with economically neutral trading strategies, which can involve making markets in a derivative versus a correlated instrument that is not a derivative. Economically neutral trading strategies are designed to allow the Company to profit from a bid/ask spread while at the same time providing no net exposure to the Company.

These transactions may result in a gain or loss on a derivative and a corresponding loss or gain on the non-derivative where the overall net gain is “locked-in” at execution. The Company is agnostic as to whether gains or losses for any particular market making strategy result from gains or losses on derivatives or non-derivatives, as long as the overall position produces small gains on bid/ask spreads over thousands of strategies and millions of trades.

As a specific example, which is one of thousands of examples representing millions of trades, the Company may from time to time provide a market making service that results in a long position in S&P e-mini futures contracts that are hedged against an S&P ETF.  In this specific example, the Company is making markets in two economically equivalent instruments and has an economically neutral position.  The gain or loss from the derivatives position (the S&P e-mini futures contract) will be included in the fair value and gain impact disclosure, while the corresponding loss or gain in the S&P ETF is required to be excluded.  The overall profit from the position will be included in “trading income, net” and, in this example, in the non-GAAP disclosure for Adjusted Net Trading Income under Americas Equities.

Note 10 presents only the fair value on a gross basis and the gain or loss impact from derivative instruments, without taking into consideration the corresponding loss or gain from its corresponding non-derivative instrument.

From time to time, the Company’s gains or losses derived from making markets in futures and derivatives may represent an amount greater than or less than “trading income, net.”

The Company has included under “Summary—Summary Historical and Pro Forma Consolidated and Other Data,” in footnote (5) on page 23 of the Registration

Statement, a summary of its Adjusted Net Trading Income grouped according to six separate asset classes.  Within each asset class, the Company uses various financial instruments, including derivatives and non-derivatives to provide its market making services.  Within each type of financial instrument, the Company’s “trading income, net” may include the use of non-derivatives and derivatives.

The Company believes that the gains and losses presented on page F-31 are consistent with the Company’s statements regarding the nature of its business, how it earns “trading income, net” and how it discloses “Adjusted Net Trading Income.”

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Noah A. Gold at (212) 373-3495.

Very truly yours,

/s/ John C. Kennedy

John C. Kennedy

cc:                                Douglas A. Cifu

Virtu Financial, Inc.

Michael Kaplan, Esq.

Davis Polk & Wardwell LLP